SONENDO, INC.

26061 Merit Circle, Suite 102

Laguna Hills, CA 92653

(949) 766-3636

May 2, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Jessica Ansart

Re:	Sonendo, Inc. (the “Registrant”) – Withdrawal of Request for Acceleration

   Registration Statement on Form S-3

   File No. 333- 270366

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on April 28, 2023, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Tuesday, May 2, 2023, at 5:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration on the effective date.

SONENDO, INC.

By:	/s/ Michael Watts
Name: Michael Watts
Title: Chief Financial Officer